FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2009

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP. (An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS (Unaudited – prepared by management)
(Expressed In Canadian Dollars)

		September 30,	December 31,
		2009	2008
			(audited)
ASSETS

CURRENT
Cash and cash equivalents		$3,675,593	$4,377,361
Receivables and prepaids		16,506	99,545
Taxes recoverable		4,742	13,932
		3,696,841	4,490,838

EQUIPMENT (Note 3)		3,990	-
RECLAMATION BONDS (Note 4)		28,356	28,356
MINERAL PROPERTIES (Note 4)		5,031,190	5,462,920

		$8,760,377	$9,982,114

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$63,407	$146,271

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	21,699,230 common shares	13,003,168	12,996,918
SHARE PURCHASE WARRANTS (Note 6)		288,562	288,562
CONTRIBUTED SURPLUS (Note 6)		1,330,948	1,307,229
DEFICIT		(5,925,708)	(4,756,866)

		8,696,970	9,835,843

		$8,760,377	$9,982,114

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP. (An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited -- prepared by management)
(Expressed In Canadian Dollars)
	For the three months ended September 30, 2009	For the three months ended September 30, 2008	For the nine months ended September 30, 2009	For the nine months ended September 30, 2008

EXPENSES
Amortization	$ 386	$ -	$ 1,158	$ -
Consulting	4,910	26,437	41,601	59,323
Consulting – stock based compensation (Note 6)	23,719	89,692	23,719	193,004
Management fees (Note 5)	30,000	30,000	90,000	90,000
Office and general	8,519	7,668	17,633	16,934
Officers and directors – stock based compensation (Note 6)	-	222,665	-	222,665
Part X11.6 tax	-	-	23,079	-
Professional fees	19,340	15,765	64,505	48,335
Transfer agent, filing fees and shareholder relations	49,899	90,796	111,853	328,381
Travel and related costs	3,087	15,527	12,438	38,542

Loss before other items and income taxes	(139,860)	(498,550)	(385,986)	(997,183)

OTHER ITEMS
Interest income	11,168	63,841	87,028	226,345
Write-off of mineral properties (Note 4)	(503,437)	-	(869,884)	-
	(492,269)	63,841	(782,856)	226,345

Loss before income taxes	(632,129)	(434,709)	(1,168,842)	(770,838)

Future income tax recovery	-	-	-	263,748

Loss and comprehensive loss for the period	(632,129)	(434,709)	(1,168,842)	(507,090)

Deficit, beginning of period	(5,293,579)	(3,680,233)	(4,756,866)	(3,607,852)

Deficit, end of period	$ (5,925,708)	$ (4,114,942)	$ (5,925,708)	$ (4,114,942)

Basic and diluted loss per common share	$ (0.03)	$ (0.02)	$ (0.05)	$ (0.02)

Weighted average number of common shares outstanding	21,684,555	21,584,012	21,661,134	21,560,908

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP. (An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited -- prepared by management)

(Expressed In Canadian Dollars)

	For the three months ended September 30, 2009	For the three months ended September 30, 2008	For the nine months ended September 30, 2009	For the nine months ended September 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (632,129)	$ (434,709)	$ (1,168,842)	$ (507,090)
Items not affecting cash:
Amortization	386	-	1,158	-
Renunciation of flow through shares	-	-	-	(263,748)
Stock-based compensation	23,719	312,356	23,719	415,668
Write-off of mineral properties	503,436	-	869,884	-

Changes in non-cash working capital items:
Decrease in receivables and prepaids	166,232	334,724	83,039	113,032
(Increase) decrease in taxes recoverable	(1,683)	(16,443)	9,190	(7,140)
(Decrease) increase in accounts payable and accrued liabilities	38,376	(92,538)	(82,864)	206,470

Net cash provided (used) in operating activities	98,337	103,390	(264,716)	(42,808)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	-	-	(5,148)	-
Reclamation bond	-	-	-	(8,046)
Mineral properties and exploration costs	(233,932)	(1,927,685)	(431,904)	(2,430,040)

Net cash used in investing activities	(233,932)	(1,927,685)	(437,052)	(2,438,086)

Decrease in cash and cash equivalents during the period	(135,595)	(1,824,295)	(701,768)	(2,480,894)

Cash and cash equivalents, beginning of period	3,811,188	7,004,529	4,377,361	7,661,128

Cash and cash equivalents, end of period	$ 3,675,593	$ 5,180,234	$ 3,675,593	$ 5,180,234

SUPPLEMENTARY CASH FLOW DISCLOSURE (Note 7)

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. (“Max” or the “Company”) on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, further losses are anticipated prior to the generation of any profits.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.  The Company has sufficient funds on hand to cover anticipated operating expenses and the costs of budgeted exploration programs for the next year.

The Company will depend almost exclusively on outside capital to complete the exploration and development of its mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements.

Adoption of New Accounting Standards and Accounting Pronouncements

Goodwill and intangible assets

Effective January 1, 2009, the Company adopted CICA Section 3064 “Goodwill and Intangible Assets”, which replaced CICA Handbook sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs”, as well as EIC-27, “Revenues and Expenditures During the Pre-operating Period”, and part of Accounting Guideline 11, “Enterprises in the development stage”.  Under previous Canadian standards, a greater number of items were recognized as assets than are recognized under International Financial Reporting Standards (“IFRS”).  The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets.  The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition, and; 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the recognition criteria is eliminated.  The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets.  The portions in the new standard relating to goodwill remain unchanged.

The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at September 30, 2009.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which applies to interim and annual financial statements for periods ending on or after January 20, 2009.  The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at September 30, 2009.

Mining exploration costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general.  The adoption of this abstract had no impact on the Company’s presentation of its financial position or results of operations as at September 30, 2009.

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to useful lives for depreciation and amortization, the recoverability of mineral property interests, the determination of future income taxes, asset retirement obligations, going concern and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid Canadian dollar denominated guaranteed investment certificates with original terms to maturity of not more than ninety days which are readily convertible to contracted amounts of cash.   Cash equivalents are classified as held-for-trading and are recorded at fair value with realized and unrealized gains and losses reported in net income (loss).  At September 30, 2009 the Company had cash equivalents comprised of guaranteed investment certificates issued by major financial institutions in the aggregate amount of $3,575,000 (December 31, 2008 - $4,169,668) and bearing interest at a rate of 1.00 % per annum until maturity in 2010.

Equipment

Vehicle is recorded at cost with amortization being provided using the declining balance basis at 30% per annum for vehicle.

Mineral properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral properties (Continued)

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine using the units of production method.

Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Resource property related retirement obligations are capitalized as part of carrying values and are accounted for in the same manner as all other capitalized costs.

Future site restoration costs

The Company records future site restoration costs based on estimates in accordance with current legislation and industry practices.  Actual removal and site restoration expenditures are charged to the accumulated provision account as incurred.

Impairment of long-lived assets

The Company follows the recommendations of the CICA Handbook section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Stock-based compensation

The Company follows CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards be measured using a fair value method.  Under the standard all awards are measured and expensed or allocated to specific asset accounts, as applicable, in the period of grant or modification. The fair value of options and other stock-based awards issued or altered in the period, are determined using the Black-Scholes option pricing model.  Upon the exercise of stock options or agents warrants, the fair value of the share based award is allocated to share capital.

The Company has granted stock options to directors and employees as described in Note 6.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital management

This section establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new accounting standard covers disclosure only and has no effect on the financial results of the Company.  Refer to Note 9.

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. Under the recommendations of the Emerging Issues Committee (EIC 146), future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company is recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting from the utilization of prior year losses available to the Company not previously recorded, as the Company did not meet the criteria for recognition, will be reflected as part of the Company’s operating results as a recovery of future income taxes in the same period of filing the renunciations with the Canada Revenue Agency.

Income taxes

Income taxes are accounted for using the liability method, which requires the recognition of taxes payable or refundable for the current period and future tax liabilities and assets for future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and future tax liabilities and assets is based on provisions of enacted tax laws and the effects of future changes in tax laws or rates. The measurement of future tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criterion. The Company has not recognized potential future benefit amounts as the criteria for recognition under GAAP have not been met.

Loss per share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Comprehensive income

The Company adopted CICA Handbook Section 1530, Comprehensive Income on January 1, 2008.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss. At September 30, 2009, the Company had no items that caused other comprehensive loss to be different than net loss.

Financial instruments

Handbook Sections 3862 and 3863 replaced Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revised and enhanced its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 10 to these financial statements.

The Company’s financial instruments consist of cash, short-term investments, receivables, and accounts payable. The value of the Company’s arm’s length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments (Continued)

Cash and cash equivalents are classified as held for trading; receivables are classified as loans and receivables; accounts payable are classified as other financial liabilities.

Net Smelter Royalties (“NSR”) are a form of derivative financial instrument.  The fair value of the Company’s right to purchase the NSR is not determinable at the current stage of the Company’s exploration program.  No value has been assigned by management. The Company does not engage in any form of derivative or hedging instruments.

Translation of foreign currency

The financial statements of the Company's integrated foreign subsidiary is translated into Canadian dollar equivalents using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.  Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Gains and losses arising from translation of foreign currency monetary assets and liabilities and transactions are included in earnings.

Recent accounting pronouncements

International financial reporting standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company continues to monitor and assess the impact of Canadian GAAP and IFRS.

Business combinations – section 1582, consolidated financial statements – section 1601 and non-controlling interests – section 1602

The CICA issued three new accounting standards in January 2009:  Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations”.  Section 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS-27, “Consolidated and Separate Financial Statements”.  The Company is in the process of evaluating the requirements of the new standards.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 3

.

EQUIPMENT

		September 30, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Vehicle	$ 5,148	$ 1,158	$ 3,990	$ -	$ -	$ -

NOTE 4.

MINERAL PROPERTIES

	Balance December 31, 2007	Additions	Write-down	Balance December 31, 2008	Additions	Write-off	Balance September 30, 2009
Acquisition costs:
Target Claims, NWT	$ 1	$ -	$ -	$ 1	$ -	$ -	$ 1
Gold Hill, Alaska	382,897	50,047	-	432,944	91,500	-	524,444
MacInnis Lake, NWT	110,000	-	(109,999)	1	-	-	1
C de Baca, NM	106,982	65,581	-	172,563	16,339	-	188,902
Diamond Peak, NV	43,187	5,550	-	48,737	12,370	-	61,107
Nustar Claims, AZ	440,453	57,495	-	497,948	-	(497,948)	-
Ravin, NV	65,677	50,366	-	116,043	60,560	-	176,603
East Manhattan, NV	38,073	67,378	-	105,451	19,286	-	124,737
Howell, BC	-	27,500	-	27,500	10,000	-	37,500
Indata, BC	-	22,500	-	22,500	-	(22,500)	-
Crowsnest, BC	-	-	-	-	6,250	-	6,250
Table Top, NV	-	-	-	-	15,905	-	15,905
	1,187,270	346,417	(109,999)	1,423,688	232,210	(520,448)	1,135,450

Exploration costs:
Gold Hill, Alaska	1,093,852	1,415,727	-	2,509,579	68,187	-	2,577,766
MacInnis Lake, NWT	374,307	-	(374,307)	-	-	-	-
C de Baca, NM	217,235	18,361	-	235,596	-	-	235,596
Nustar Claims, AZ	1,963	2,133	-	4,096	1,392	(5,488)	-
Ravin, NV	11,698	474,720	-	486,418	17,930	-	504,348
East Manhattan, NV	-	9,658	-	9,658	41,902	-	51,560
Howell, BC	-	455,407	-	455,407	1,173	-	456,580
Indata, BC	-	338,478	-	338,478	5,470	(343,948)	-
Crowsnest, BC	-	-	-	-	69,890	-	69,890
	1,699,055	2,714,484	(374,307)	4,039,232	205,944	(349,436)	3,895,741

	$ 2,886,325	$ 3,060,901	$ (484,306)	$ 5,462,920	$438,154	$ (869,884)	$ 5,031,190

Target Claims, Northwest Territories, Canada

During 2003, the Company acquired a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).

 During the year ended December 31, 2007, the Company recorded an impairment charge of $148,097 on the Target 1 Claim as the Company has not done any work on the property since 2004 and has no immediate plans to do so.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 4.

MINERAL PROPERTIES (continued)

Gold Hill Property, Alaska, United States

During 2004, the Company entered into an option agreement to acquire an interest in the Gold Hill claims near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares valued at $47,000 and 100,000 warrants valued at $19,724 exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company issued an additional 200,000 common shares effective December 31, 2004 at a value of $74,000 and a further 200,000 common shares during the year ended December 31, 2005 at a value of $120,000.

The Company assumed all of the optionor’s obligations under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and advance royalty payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                   $    5,000 (paid)

2005                 150,000 (incurred)                       15,000 (paid)

2006                 deferred to 2007

                      25,000 (paid)

2007                 250,000 (incurred)                        25,000 (paid)

2008                 250,000 (incurred)                        50,000 (paid)

2009                 500,000 (incurred)                        75,000 (paid)

2010                 500,000 (incurred)                      100,000

2011

           500,000                                       100,000

Upon exercise of the option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying the Company the lesser of US$5,000,000 or 300% of all costs incurred to completion of a Feasibility Report.  The NSR royalty will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, the Company will pay to the optionor an additional 1% NSR royalty.

During the nine months ended September 30, 2009, the Company incurred the following exploration costs on the Gold Hill Property:

Geological consulting	$ 35,417
Field expenses	12,375
Staking	16,572
Travel	3,823
$ 68,187

C de Baca, New Mexico, United States

On September 22, 2005, the Company announced that it had entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims was US$10,000 cash payment (paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

As at September 30, 2009, the Company had incurred total acquisition costs of $188,902 with respect to the Dat Claims.  This amount is comprised of staking fees of $63,299, filing fees of $78,775 and annual payments totalling $46,828 (US$40,000).

The Company did not incur any exploration expenses on the C de Baca project during the nine months ended September 30, 2009.

 MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 4.

MINERAL PROPERTIES (continued)

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 and September 29, 2008, with Alberta Star Development Corp. (“Alberta Star”), which, commencing September 5, 2006 has a director in common, whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.  The terms of the option agreement, as amended, call for payments as follows:

(i)

cash payments totalling $30,000 (paid);

(ii)

the issuance to Alberta Star of 200,000 common shares of the Company (issued); and

(iii)

work commitments totalling $2,000,000 over a five year period ($250,000 on or before October 1, 2008 (incurred); $750,000 on or before October 31, 2009; $500,000 on or before October 1, 2010 and $500,000 on or before April 1, 2011).

The terms of the option agreement call for the Company to earn a 25% interest in the MacInnis Lake Project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  The Company may earn a further 25% interest when it completes the $2,000,000 in work commitments.  The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as operator on the MacInnis Lake project for the term of the option agreement.

During the year ended December 31, 2008, the Company recorded an impairment charge of $484,306 on the MacInnis Lake property as the Company has not done any work on the property since 2007 and has not budgeted any for 2009.

Ravin Claims, Nevada, United States

On September 10, 2007, the Company entered into an Option Agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin molybdenum/tungsten property, 162 mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms of the Option Agreement with Energex call for the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), $38,700 (US$35,000) by September 10, 2009 (paid) and US$50,000 on each anniversary thereafter.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $106,185, which have been included in acquisition costs.

During the nine months ended September 30, 2009, the Company incurred the following exploration costs on the Ravin property:

Drilling and assays	$ 3,928
Field expenses	1,072
Geological consulting	12,930
$ 17,930

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 4.

MINERAL PROPERTIES (continued)

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company valued at $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

   35,000 (U.S.) (paid)

May 9, 2008

   45,000 (U.S.) (pending completion of Kokanee’s public listing)

Each anniversary thereafter for 10 years

   50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (received) and the issuance of 100,000 common shares of Kokanee to the Company upon completion of Kokanee’s public listing (not completed as at September 30, 2009).  In addition, the following annual payments and share issuances are due from Kokanee to the Company:

By May 15, 2007:  - 200,000 shares (pending completion of Kokanee’s public listing); and US$35,000 (received)

By May 15, 2008: - 300,000 shares (pending completion of Kokanee’s public listing); and either US$45,000 or issue the greater of either 300,000 common shares or that number of shares which are valued at US$45,000 (pending completion of Kokanee’s public listing).

By May 15, 2009:- either US$100,000 or issue either 600,000 common shares or that number of shares which are valued at US$100,000, whichever is greater (pending completion of Kokanee’s public listing).

On commencement of commercial production, issue 1,000,000 shares of Kokanee to the Company.

The option granted to Kokanee is for a term of three years from the date of the agreement, subject to the following annual mineral exploration commitments:

a)

$100,000 to be spent by Kokanee in the first year of the agreement (incurred);

b)

$300,000 in the second year (pending completion of Kokanee’s public listing), and

c)

$600,000 in the third year.

The Company did not incur any exploration expenses on the Diamond Peak project during the nine months ended September 30, 2009.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 4.

MINERAL PROPERTIES (continued)

Nustar Claims, Arizona, United States

On April 4, 2007, the Company entered into an agreement with Nustar Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in northwest Arizona.

Under the terms of the agreement, the Company acquired a 100% interest in the claims by making a cash payment of $142,126 (US$128,100) (paid) and issuing 200,000 shares of common stock with a fair value of $1.21 per share totalling $242,000, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the claims.   For each breccia pipe identified on the claims that goes into commercial production, the Company shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment of US$1,000,000.  The Company has also paid filing fees of $113,822, which have been capitalized as acquisition costs.

During the nine months ended September 30, 2009, the Company incurred $1,392 of geological consulting expenses on the Nustar project.  In September 2009, the Company elected to abandon the Nustar project and wrote off $497,948 of acquisition costs and $5,488 of deferred exploration costs to operations during the period.

East Manhattan, Nevada, United States

On December 4, 2007, the Company entered into an Option Agreement with MSM LLC (“MSM”), a Nevada corporation, for the acquisition of a 100 % interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), US$25,000 by December 4, 2009, US$40,000 by December 4, 2010, US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012.  The East Manhattan Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.

During the nine months ended September 30, 2009, the Company incurred the following exploration costs on the East Manhattan Project:

Geological consulting	$ 31,458
Drilling and assays	5,230
Field expenses	5,214
$ 41,902

Howell and Crowsnest, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60 % interest in the Howell Gold Project in Southeast British Columbia.  The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares of the Company on commencement of drilling (issued - Note 6), the payment of $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, the payment of $35,000 by June 1, 2010 and the payment of $55,000 and a further 200,000 common shares of the Company by June 1, 2011.  The Company has also agreed to incur $1,250,000 of exploration expenditures within the following timeframe; $350,000 of exploration expenditures on the property by June 1, 2009 (completed), a further $250,000 by June 1, 2010 and a further $650,000 by June 1, 2011.

On July 23 2009 the Company agreed with Eastfield to amend the prior Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totalling $60,000 to Eastfield (of which $10,000 was paid on signing), issuing 100,000 shares (of which 50,000 shares were issued on signing at $0.125 per share for a total of $6,250, Note 6) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011).  Following that date, the Company can earn its 60% interest in Howell by making further

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 4.

MINERAL PROPERTIES (continued)

Howell and Crowsnest, British Columbia, Canada (continued)

cash payments totalling $90,000, issuing 400,000 shares and spending a further $700,001 on exploration prior to June 30, 2013.   MAX will also be responsible for its portion of the $200,000 payment due to Goldcorp Inc. and Teck Cominco Metals Limited by August 31, 2010 pursuant to Eastfield’s underlying option agreement with them.  To earn its 60% interest in Crowsnest, MAX must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

During the nine months ended September 30, 2009, the Company incurred $1,173 for consulting fees on the Howell gold project.  The Company incurred $29,516 for geological consulting, $567 for drilling and assays and $39,807 for field expenses on the Crowsnest project during the period.

Indata, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield for the acquisition of a 60 % interest in the Indata Gold and Copper Project in North Central British Columbia.

The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares (issued - Note 6) of the Company on commencement of drilling, the payment of $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, the payment of $35,000 by June 1, 2010 and the payment of $55,000 and the issuance of a further 200,000 common shares of the Company by June 1, 2011.  The Company has also agreed to incur $1,150,000 of exploration expenditures within the following timeframe; $250,000 of exploration expenditures on the property by June 1, 2009 (completed), a further $250,000 by June 1, 2010 and a further $650,000 by June 1, 2011.

During the six months ended June 30, 2009, the Company incurred $5,470 for consulting fees on the Indata project.  In June 2009, the Company elected to abandon the Indata property and wrote off $22,500 of acquisition costs and $343,948 of deferred exploration costs to operations during the period.

Table Top, Nevada, United States

On August 31, 2009, the Company entered into an Option Agreement with Energex to acquire a 100% interest in the Table Top claims in Humboldt County Nevada.

The terms of the Option Agreement with Energex call for the payment of $5,400 (US$5,000) upon execution of the Agreement (paid), US$25,000 on the first anniversary of the Agreement, US$35,000 on the second anniversary of the Agreement and US$50,000 on each anniversary thereafter.  The Table Top property is subject to a 3% NSR royalty.  Upon full exercise of the Option Agreement, the Company will own 100% of the project.

NOTE 5.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2009, management fees of $90,000 (2008 - $90,000) were paid or accrued to a private company controlled by a director and officer.  These transactions were measured at the exchange amount as agreed to by the related parties.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 6.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2007	21,549,230	$ 13,230,666	$ 855,264
Renunciation of flow-through shares	-	(263,748)	-
Shares issued for mineral properties (Note 4)	100,000	30,000	-
Stock-based compensation	-	-	451,965

Balance at December 31, 2008	21,649,230	12,996,918	1,307,229
Shares issued for mineral property (Note 4)	50,000	6,250	-
Stock-based compensation	-	-	23,719

Balance at September 30, 2009	21,699,230	$ 13,003,168	$ 1,330,948

Stock Options

On April 2, 2008, the Company granted stock options to a consultant entitling the optionee to purchase 200,000 common shares at a price of $0.41 per share to April 2, 2010.  These options were to vest over a one-year period.  The total fair value of $41,414 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.90% and an expected volatility of 90%.  The granting of these options resulted in a stock-based compensation expense of $27,609 being recorded in fiscal 2008, representing the fair value of the options vested.  These options were cancelled during the fourth quarter of fiscal 2008.  The fair value of the cancelled and unvested options was $13,805.

On August 1, 2008, the Company granted stock options to directors, officers and consultants entitling them to purchase 1,150,000 common shares at a price of $0.35 per share to August 1, 2011.  These options vested immediately.  The total fair value of $219,996 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 3.03% and an expected volatility of 96.7%.  The granting of these options resulted in a stock-based compensation expense of $219,996 being recorded in fiscal 2008.

On October 31, 2008, the Company granted stock options to directors, officers and consultants entitling them to purchase 575,000 common shares at a price of $0.17 per share to October 31, 2011.  These options vested immediately.  The total fair value of $66,046 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 2.33% and an expected volatility of 117%.  The granting of these options resulted in a stock based compensation expense of $66,046 being recorded in fiscal 2008.

On July 3, 2009, the Company granted stock options to a consultant entitling them to purchase 250,000 common shares at a price of $0.17 per share to July 3, 2011.  These options vested immediately.  The total fair value of $23,719 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.16% and an expected volatility of 140%.  The granting of these options resulted in a stock based compensation expense of $23,719 being recorded in fiscal 2009.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 6.

SHARE CAPITAL (Continued)

Stock Options (Continued)

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2007	2,150,000	$ 0.86	1.75 years
Options granted	1,925,000	0.30	2.90 years
Options cancelled and expired	(2,225,000)	0.82	-

Balance, December 31, 2008	1,850,000	0.34	2.33 years
Options granted	250,000	0.17	2.00 years
Options cancelled and expired	(50,000)	1.09	-

Balance, September 30, 2009	2,050,000	$ 0.30	1.83 years

The following incentive stock options were outstanding and exercisable at September 30, 2009:

Number of options outstanding	Exercise Price	Expiry Date
75,000	0.85	October 5, 2009 (subsequently expired unexercised)
250,000	0.17	July 3, 2011
1,150,000	0.35	August 1, 2011
575,000	0.17	October 31, 2011
2,050,000

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2007	6,163,095	$ 0.82	0.97 years
Warrants issued	250,000	1.29	2.00 years
Warrants cancelled and expired	(6,163,095)	0.70	-

Balance, December 31, 2008	250,000	1.23	0.79 years
Warrants cancelled and expired	(250,000)	1.23	-

Balance, September 30, 2009	-	$ -	-

On June 15, 2008, the Company issued warrants to a consultant for investment banking and other services for a term of one year, entitling them to purchase 250,000 common shares at a price of $0.40 per share to June 16, 2010.  These warrants vested on a monthly basis over a one year period.  The total fair value of $40,718 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.40% and an expected volatility of 87%.  The issuance of these warrants resulted in a stock based compensation expense of $123,752 being recorded in the year, representing the fair value of the warrants vested.  The remaining $16,966 will never be recorded as the consultant ceased to provide services as of January 1, 2009.

There were no warrants outstanding as at September 30, 2009.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 7.

SUPPLEMENTARY CASH FLOW DISCLOSURE

	2009	2008
Cash paid for: Interest	$-	$ -
Income taxes	$-	$ -

During the nine month period ended September 30, 2009, the Company issued 50,000 shares valued at $6,250 for the acquisition of the Crowsnest property (Note 4).

There were no significant non-cash transactions during the nine month period ended September 30, 2008.

NOTE 8.

SEGMENTED INFORMATION

The Company's income, loss and assets are located in the following geographic locations:

	Canada	United States	Consolidated
December 31, 2008
Interest income	$273,890	$-	$273,890
Net loss	$(1,084,476)	$(64,538)	$(1,149,014)
Identifiable assets	$5,331,065	$4,651,059	$9,982,124
December 31, 2007
Interest income	$222,290	$-	$222,290
Net loss	$(1,043,158)	$(50,396)	$(1,093,554)
Identifiable assets	$8,345,733	$2,455,349	$10,801,082
December 31, 2006
Interest income	$19,458	$-	$19,458
Net loss	$(504,033)	$(218,125)	$(722,158)
Identifiable assets	$1,406,497	$870,083	$2,276,580

NOTE 9.

CAPITAL MANAGEMENT

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, retained earnings and accumulated other comprehensive income. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank-sponsored instruments.  This strategy is unchanged from 2008.

The Company is not subject to externally imposed capital restrictions.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 10.

RISK MANAGEMENT

Management of Industry Risk

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation causing the other party to incur a financial loss.  The Company is exposed to credit risks arising from its cash holdings and GST recoverable.  The Company manages credit risk by placing cash with major Canadian financial institutions.  GST recoverable is due from the Federal Government of Canada.  Management believes that credit risk related to these amounts is nominal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due.  To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: currency risk, interest rate risk and price risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar.  There is moderate currency risk to the Company as some mineral property interests are located in the United States.

The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.  The Company does not engage in any form of derivative or hedging instruments to reduce its foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three month period ended September 30, 2009

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for Max Resource Corp. (“MAX” or the “Company”) for the three month period ended September 30, 2009.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at November 23, 2009.

During the period under review, the company conducted further soil sampling at its East Manhattan Wash gold project in Nevada and commenced a drill program at its Crowsnest gold property in Southeastern B.C. where, as a result of a site visit in June 2009, MAX amended its option with Eastfield Resources  Ltd. (TSX-V: ETF) on the nearby Howell project to acquire that project as well.  The Company continued to review potential projects during the period and, in August 31, 2009, announced the acquisition of an interest in the Table Top gold project in Humboldt County, Nevada.

Howell and Crowsnest Gold Properties, British Columbia

The Howell Gold project is comprised of 4,376 hectares in Southeast B.C. located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.  The Crowsnest Gold project consists of fifteen claims totaling 3,142 hectares located approximately 10 km southeast of the Howell property.

At the Howell Gold project, disseminated gold mineralization occurs in limestone and as quartz stockworks in limestone and syenite intrusives.  Prior drilling included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.   MAX completed twelve holes totaling 1,312 metres of NQ core at Howell in 2008, with the best intercept being 22 metres of 0.78 g/t gold.  In addition, two new soil grids were established in 2008, including a stockwork quartz system in limestone that returned up to 3 grams gold in previous sampling that may be targeted during future drill programs .

Gold mineralization at the nearby Crowsnest Gold property occurs in limestone, siltstone or syenite. The property is underlain by a thick sequence of Pennsylvanian and Mississippian carbonate and clastic rocks, of which the Mississippian Rundle Group shows the greatest exposure. Mid-Cretaceous syenite and trachyte intrusions as sills, dykes, plugs and possible diatremes intrude these units.  Several grids have already been established, including the "A", "B" and “K” grids, which led to the discovery of significant high grade gold.

Many samples of float and rubble on the "B" Grid have returned extraordinarily high gold analysis.  This includes a float sample collected in 1989 by Placer Dome Inc. which is described as an intrusive breccia that returned a gold assay of 524.41 g/t gold (15.2 oz/ton). Other high grade float samples have returned assays to 620.0 g/t gold (18 oz/ton).

One bedrock source of mineralization was discovered by Phelps Dodge in 1996 and trenched by Eastfield in 1999, resulting in a trench intercept of 8.57 g/t gold over 16.5 metres.  The 1999 area of focus, referred to as the “Discovery Trench” area, has been the centre of most of the exploration activity completed at Crowsnest during exploration conducted in 1999, 2002, 2003 and 2006.

In September, 2009 MAX Resource Corp. commenced a reverse–circulation drill program at Crowsnest.  This program was designed to explore the Discovery Trench area with close spaced drill holes to find the extent of the high grade mineralization and to define the direction and extent of the mineralized structure.

A sample of gossan mineralization taken near the Discovery Trench by MAX in June 2009 returned an assay of 104 g/t Au.  Several previous operators at Crowsnest, including Placer Dome Inc. and Phelps Dodge, have suggested a number of comparables exist between the Crowsnest Project and the Cripple Creek deposit located in Colorado.  These comparables include the tectonic setting, alkalic intrusive association and occurrence of tellurium.  Cripple Creek, in production since 1890, has produced in excess of 23.3 million ounces of gold (to 2005) and continues to be mined by Anglo Ashanti Gold Mining.

MAX completed 766 meters of a planned 1,200 meter  reverse–circulation drill program at Crowsnest before an early snowfall dictated the end of the field program for this year.   This program explored the original Discovery Trench and two new trenches to the west of the original high grade sampling with close spaced drilling designed to define the mineralized structure found in each trench.  Sampling of mineralization exposed by these new trenches included an assay value exceeding 100 g/t gold, as listed below.   A total of 26 holes were completed with initial assays from the drill program expected in November, 2009.

When cleaning out and enlarging the original trench prior to drilling, new mineralization was exposed in the bottom of the trench that was not mentioned in previous reports.  Although there were trenches dug in the area by prior operators, most did not excavate deep enough below the glacial till to reach bed rock.   The two new trenches were dug by track hoe across a new trend and to depths not previously explored, exposing highly altered ferruginous mineralization.

The two new trenches, MT-2 and MT-3, have extended the mineralized zone two hundred meters to the west of the original discovery trench, MT-1.  Mineralization was exposed over 20 to 40 meters along the bottom and sides of all three trenches.  The central portion of the structural zone contains quartz from which was one sample was taken in each trench prior to channel sampling and the values obtained from these samples are reported below (MT-1, MT-2 and MT-3).   In addition, two samples were taken of the contact zones between the highly mineralized host rock and surrounding limestone (MT-1B and MT-3B).  The assay results from all five samples are as follows

MT-1:

greater than 100 g/t Au

MT-1B:

15.586 g/t Au

MT-2:

0.985 g/t Au

MT-3:

1.976 g/t Au

MT-3B:

5.409 g/t Au

Prior to drilling, trenches MT-2 and MT-3 were channel sampled in 5 foot intervals for their entire length; assay results are pending.  During the channel sampling, panning was done along the bottom of the trenches and visible gold was found, but no values were assigned or estimated as to the amount found other than fair, good, and very good.  Drilling from within the trenches followed.  The three activities, trenching, sampling and drilling, each encountered free gold and the correlation of data will create a better understanding of the gold bearing system.

Mr. Clancy Wendt, VP Exploration for MAX states “We are pleased with our initial exploration results at Crowsnest and look forward to the assay results in November.  During drilling, small amounts of each drill sample were panned to identify free gold; this helped us to identify where gold exists in the mineralized system.  While drilling was underway, other areas on the property were re-examined where prior operators had reported float samples up to 524 g/t gold.  Several samples were taken and have been submitted for assay.  Finding visible gold in the new trenches as well as in additional samples taken this year is providing us with a better understanding of the quality of the mineralized system at Crowsnest and its potential overall extent.  This will greatly assist future exploration on this project.”

MAX and Eastfield have agreed to amend the prior Howell agreement to allow MAX to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totalling $60,000 to Eastfield (of which $10,000 was paid on signing), issuing 100,000 shares (50,000 shares in the first year) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011).  Following that date, MAX can earn its 60% interest in Howell by making further cash payments totalling $90,000, issuing 400,000 shares and spending a further $700,001 on exploration prior to June 30, 2013.   MAX will also be responsible for its portion of the $200,000 payment due to Goldcorp Inc. and Teck Cominco Metals Limited by August 31, 2010 pursuant to Eastfield’s underlying option agreement with them.  To earn its 60% interest in Crowsnest, MAX must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

During the three months ended September 30, 2009 MAX spent a total of $69,888 on exploration at the Crowsnest gold property, which included geological consulting, field expenses and assays.

East Manhattan Wash gold project, Nye County, Nevada

In December, 2007 MAX entered into an Option Agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from  MSM LLC, a Nevada corporation.   The EMW property is comprised of 133 claims (2,660 acres) located 40 miles north of the town of Tonopah.  The terms of the Option Agreement with EMW L.L.C. (in U.S. funds) are as follows:

Date

Payment Amount

Upon execution of the Agreement

$28,000 (paid)

First anniversary of Effective Date

$20,000 (paid)

Second anniversary of Effective Date

$25,000

Third anniversary of Effective Date

$40,000

Fourth anniversary of Effective Date

$50,000

Fifth anniversary of Effective Date

$100,000

The EMW Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

In March, 2009 the Company announced the results of the first large (bulk) sample taken from the EMW claims. The sample was taken from a previously sampled outcrop that contained approximately 1 gram of gold per ton. At that time, it was also noticed that if the sample was crushed and “panned”, free gold was found.  The recent bulk sample weighed 793 pounds and was crushed to particles of less than 1 millimeter in size.  The sample was then processed on a Wilfley Table to concentrate the heavy minerals.  From this concentrate, a fired bead was made to produce a gold/silver “button”.   This button, which weighed 2.67 grams, was then analyzed using a NITON x-ray analyzer and was found to contain approximately 80% gold and 20% silver.   On a per ton basis, this is equivalent to 6.1 grams of gold/silver per ton, or 4.9 grams of gold per ton and 1.2 grams per ton of silver.

Following up the results of the bulk sample, MAX completed three large volume soil sampling grids in May at EMW.  The sampling program was designed to delineate the geometry of the native gold mineralization in three areas of interest.  Significant values in the samples that were taken ranged from 0.05 ppm to 0.32 ppm gold with two of the zones being open in at least three directions.

The first two grids are located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas, the “Gold Pit” and the “Old Drill Hole” grids, were sampled first by clearing a 1 meter by 1 meter area of surface debris then removing the organic (A) and root (B) soil horizons in turn.  The sample was collected and consisted of a mixture of the soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was then sieved to ¼ inch minus then bagged.

These holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labeled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

In the first area, the Old Drill Hole grid, 30 samples were taken.  The values ranged from nil to 0.32 ppm gold.  The mineralized zone is 1200 feet long and 600 feet wide and is open in all four directions.  Further work is now planned to define the full areal extent of mineralization in this zone.  A map of the sampling locations at East Manhattan Wash is now available on our web site at www.maxresource.com.

At the Gold Pit grid, located approximately 500 feet west of the Old Drill Hole grid, the area of significant mineralization was 1000 feet long by 250 feet wide.  Again, the values range from nil to 0.32 ppm Au.  This zone is open to the north, east and west and further work is planned for this area, which contains the old prospector’s pit from which our recent bulk sample grading the equivalent of 4.9 g/t gold was collected. The geology of the “Gold Pit” area consists of lithic rhyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

A metallurgical sample was also taken and the entire sample contained 0.018 opt Au.  This sample was found to contain visible native gold in the concentrate, middling’s, and the reject, with equal values in each of the three sizes.  The gold found is from fine to coarse grained in size and did not seem to be in any one size fraction.

The third grid, “The Gold Shaft,” is located in altered inter-bedded phyllite, quartzite and limestone and is approximately 7,000 feet south of the Gold Pit grid.  These holes ranged from 4 inches to 12 inches in depth. The values in the soil did not indicate a mineralized structure or an area of concentrated gold. No real anomalous values of other trace elements were observed.  Outcrop samples of silicified zones may be sampled during follow-up work at a later date.

In early November, 2009 MAX received the assays from additional soil sampling completed at the East Manhattan Wash gold project in Nevada.  The sampling was designed to further delineate the geometry of the native gold mineralization in the two main areas of interest, the “Gold Pit” and the “Old Drill Hole Grid”, which sampling now indicates are joined.  A total of 138 samples were taken, with significant values ranging from 0.05 ppm to 1.5 ppm gold.  The total mineralized zone now encompasses an area 5,500 by 1,500 feet in size while still remaining open to the north, east, and west.

MAX staff also sampled historic prospector pits to the southeast of the of the Old Drill Hole Grid and returned high gold values (0.96 g/t) from soils around the pits that indicate that the mineralized zone continues and may be linked to another mineralized zone sampled by MAX further south.  MAX intends to fill in this zone through future soil sampling programs.

The Gold Pit and the Old Drill Hole Grid were located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas were sampled in early 2009.  This recent work has filled in the areas between the two mineralized systems.  These sample holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labeled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

Examination of the mineralized samples from the Gold Pit and Old Drill Hole Grid superimposed on air photo images has enabled Max to identify structural features and, coupled with argillic alteration seen in the sample pits, has helped to define where significant gold values may be found.

A large sample data base (1,107 samples) containing values of up to 3.3 ppm Au in rocks and up to 1.0 ppm Au in soils was recently acquired by MAX.  These samples, along with MAX’s latest results, have been added to our sampling data base and new maps are being created to better define the anomaly for further work, which will include trenching and large bulk samples prior to drilling during 2010.  The first of these maps is now available on our web site at www.maxresource.com.

Clancy Wendt, VP Exploration of MAX, states “With these latest sample results, and the additional data we have acquired, we have now defined a significant area of gold mineralization that contains potential for a large mineralized system. More important is the fact that the mineralization appears to be free gold within the volcanic tuff. A large sample is being taken where the highest grade sample was found to define how deep the mineralization extends and to see if it increases in grade.”

The soil samples were analyzed by ALS Laboratory Group (Chemex) in Reno, Nevada.  Samples from two of the sample grids were taken in the coarse gold area (as seen in the previous bulk sample) and are being run for gold and silver using a one kilogram split with following cyanide leach to minimize the potential to miss the coarse gold.  The other grid (different mineralization style) samples are being fire assayed in addition to an ICP (Inductively Coupled Plasma) suite of 41 elements.  All sample bags were labeled at the site with a sample specific number, logged on a sample card with sample card tag put in each sample bag and taken directly from the field to ALS Labs. In addition, each site was located using a GPS in UTM with NAD 27.

More than 1,000,000 ounces of gold have been mined in the Manhattan Mining District. Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounces per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of EMW, is a conventional open pit operation that has produced more than 12 million ounces of gold to date.  Recorded placer gold production from the district totals approximately 150,000 ounces from a major dredge operation and small-scale lode mines produced another 100,000 ounces.

During the three months ended September 30, 2009 MAX spent a total of $5,625 on exploration of the EMW claims, inclusive of geological consulting fees and field expenses.

Table Top Gold project, Humboldt County, Nevada

On August 31, 2009 the Company entered into an Option Agreement to acquire a 100 % interest in the Table Top claims in Humboldt County, Nevada  from  Energex LLC, a private Nevada corporation controlled by Clancy Wendt,  The property consists of 32 claims (640 acres) located 10 miles northwest of the town of Winnemucca, Nevada.

The Table Top area is on trend with AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, and is geologically favourable for the discovery of a medium-sized high grade, bonanza style gold deposit in a near surface environment.

During the 1980's Gold Fields, Meridian Minerals and Santa Fe Mining conducted exploration on and around the Table Top property.  A limited exploration program of only ten reverse circulation drill holes was conducted to test anomalous, up to 100,000 ppb, gold values in jasperoid.  Trenches containing gold values up to 4 grams over 5 feet were tested by the first drill hole, which contained 55 feet of 0.027 opt Au from the surface down.  This hole was drilled vertically in a breccia zone.  The remaining nine drill holes contained little of significance except around the original drill hole.  A follow up analysis showed that the exploration was centered in the wrong direction and that the holes should have been drilled to the south instead of to the north.   MAX intends to test this theory during drilling to be conducted in the winter of 2009/2010, with drill permitting now underway.

Table Top is located in the Triassic rocks of the Raspberry formation which can be split into two general types: a northwestern belt of sandstone, siltstone, and slate, locally calcareous but devoid of limestone; and a southeastern belt of calcareous sandstone, siltstone and slate with prominent massive limestone beds 5 to 100 feet thick.  Bedding in these units trend northeast with steep dips to the southeast.

The mineralization in the Raspberry formation is generally in the form of silicification in veinlets and small pods in the limestone but in a few areas there is massive replacement of the limestone by silica. The silica, where sampled, usually contains gold with values as high as 15.5 ppm. Stibnite or stibnite casts can be found in the silica.

The terms of the Option Agreement with Energex are as follows:

Date

Payment Amount

Upon execution of this Agreement

$5,000 (U.S.)

First anniversary of Agreement

$25,000 (U.S.)

Second anniversary of Agreement

$35,000 (U.S.)

Each anniversary thereafter

$50,000 (U.S.)

The Table Top Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

NUSTAR Uranium Project, Colorado Plateau, Arizona

On April 4, 2007 MAX entered into an Agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

The NUSTAR uranium claim block is comprised of 427 mineral claims totalling 8,540 acres and is located in the highly prospective Arizona Strip in Mohave County, Arizona.  The targets are uranium-bearing solution-collapse “breccia pipes” that were explored during the early 1980’s.

The claims in the NUSTAR prospect area are located on the north-western trend of uranium deposits in this area of Arizona. This trend contains the high-grade past producing Hacks Canyon mines, the Arizona 1 mine (currently on standby) and the EZ-1 and EZ-2 breccia pipes recently purchased by Denison Mines Corp. (DML:TSX) from Pathfinder Mines.  The average grade of the uranium ore that has been mined in the Arizona Strip is high compared to the other deposits in the Colorado Plateau and ranges from 0.40% to 0.80% U3O8.   The size of the deposits has historically varied from 400,000 kg (880,000 lbs) to 2,000,000 kg (4,400,000 lbs) of recovered U3O8.  Uranium exploration on the Arizona Strip started in the 1950’s with the discovery of surface outcrops of uranium mineralization.  Exploration continued periodically, driven by the fluctuating price of uranium until the middle 1980’s when essentially all uranium exploration in the U.S. stopped.  Results from much of the work done on this area of the Colorado Plateau are reported in various publications by the USGS and State agencies in Arizona.  Uranium exploration involved companies such as Energy Fuels, Pathfinder Mines, Western Mines (a division of Phelps Dodge), Uranerz, and many others.   In April 2008, Quaterra Resources Inc, (AMEX: QMM; TSX-V: QTA) announced the discovery of the first new mineralized breccia pipe identified on the Arizona Strip of the Colorado in more than 18 years, intercepting 57 feet averaging 0.33 % U3O8 at a depth of 1,034 feet in a blind or "hidden" breccia pipe.  In June 2008, Quaterra announced another discovery on the Arizona Strip, intercepting 34.5 feet averaging 0.37 % U3O8 at a depth of 1,442 feet at its second target, the A-20 pipe.

Under the terms of the Agreement with NUSTAR, MAX purchased a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of MAX’s common stock, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.   For each breccia pipe identified on the NUSTAR Claims that goes into commercial production, MAX shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment to NUSTAR of $1,000,000.

On July 20, 2009 the United Stares Department of the Interior (“DOI”) announced that no new mineral claims are to be granted on 1 million acres of federal lands on the Arizona Strip for a two year period while the DOI considers whether these lands should be made unavailable for mineral exploration for a 20 year period.  While the news release indicates that this decision would not affect future extractive operations on pre-existing mineral claims, there is sufficient uncertainty involved that discourages us from making a further significant investment in this area.   As such, the Company elected not the make the annual Bureau of Land Management payments (approximately US$60,000) when due in August in order to conserve cash and focus on exploration of its gold properties in Neavada and British Columbia.  As a result, the Company wrote off $497,948 of acquisition costs and $5,488 of deferred exploration costs to operations during the three month period ended September 30, 2009.

Current Economic Conditions

During 2008, particularly in the fourth quarter, the ongoing global credit crisis and economic weakness have made for extremely volatile capital markets characterized by plunging equity and commodity prices and an environment in which few opportunities exist to raise additional capital.  MAX has taken precautions and implemented initiatives to preserve its cash reserves and currently has sufficient cash to meet all obligations during fiscal 2009.  MAX has several commitments in the future (this coming year and beyond) on its mineral properties and the Company may be forced to abandon and write-off these properties if the Company does not have the means to meet these commitments, or does not feel it is fiscally prudent to do so.  As such, the Company elected to abandon the Indata gold property and Nustar uranium property during fiscal 2009.  The Company will continue to review its mineral property commitments as well as its capital position on an ongoing basis during fiscal 2009 and may abandon additional properties when obligations become due if management deems it necessary in order to maintain the long-term viability of the Company.

Results of Operations – Three months ended September 30, 2009

During the three months ended September 30, 2009, the Company incurred operating expenses of $139,860 as compared to operating expenses of $498,550 for the three months ended September 30, 2008.  The significant changes during the current period compared to the same period a year prior are as follows:

Consulting fees decreased to $4,910 during the three months ended September 30, 2009 from the $26,437 incurred during the same period a year prior.  This was due to reduced expenditures on mineral project review during the period as the Company focused on developing its current mineral properties instead.

Stock-based compensation expense incurred during the three months ended September 30, 2009 was $23,719 (a non-cash expense) as there were 250,000 incentive stock options granted during the period.  This compares to stock-based compensation expenses of $312,357 (a non-cash expense) incurred during the same period a year prior on the granting of 1,150,000 stock options and the vesting of previously granted stock options.

Transfer agent, filing fees and shareholder relations expenses decreased to $49,899 during the three months ended September 30, 2009 from the $90,796 incurred during the same period a year prior.  This was primarily due to decreased expenditures on investor relations consultants and advertising during the current fiscal period as the Company has dramatically scaled back these expenditures in response to current market conditions.

Professional fees increased to $19,340 during the three months ended September 30, 2009 from the $15,765 incurred during the same period a year prior due to an increase in legal costs associated with various mineral properties.

During the three months ended September 30, 2009, the Company incurred travel costs of $3,087 for attendance at trade shows, broker presentations and project review.  This represents a decrease from the $15,527 incurred for travel expenses during the same period a year prior.

Interest income decreased to $11,168 during the three months ended September 30, 2009 from the $63,841 earned during the same period a year prior due to the Company maintaining a lower average daily cash balance during the current fiscal period and a dramatic decrease in interest rates.

During the three months ended September 30, 2009, the Company recognized a write-off of mineral property of $503,437 due to the abandonment of the Nustar project as discussed above.  The Company did not write-off any mineral properties during the comparative period a year prior.

As a result of the foregoing, the loss for the three months ended September 30, 2009 was $632,129 as compared to $434,709 for the three months ended September 30, 2008.

Summary of Quarterly Results

	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07
Other Items ($)	(492,269)	(329,562)	38,974	47,545	63,841	83,491	79,013	86,237
Net income (loss) ($)	(632,129)	(435,676)	(101,037)	(641,924)	(434,709)	(176,262)	103,881	(341,525)
Net income (loss) Per Share($)	(0.03)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	0.01	(0.016)

The loss for the fourth quarter of fiscal 2007 was reduced to $341,525 due to a reduction in stock-based compensation expense, a non-cash item, to $72,114 for options vested during the period, with no new options being granted.  This compares to a charge of $474,629 during the third quarter of fiscal 2007 for options granted to consultants, directors and investor relations consultants during that period.

The net income for the first quarter of 2008 of $103,881 was due to the recovery of future income taxes on the renunciation of flow through shares in the amount of $263,748.  The Company also recorded interest income of $79,013 for the quarter.  The income was offset by stock-based compensation in the amount of $53,508 and transfer agent, filing fees and shareholder relation expenses of $114,487.

As there was no recovery of future income taxes during the second quarter of 2008, the Company incurred a loss of $176,262.  This loss was due to ongoing operating expenses including management fees of $30,000, stock-based compensation of $49,804 and transfer agent, filing fees and shareholder relations expenses of $123,098, offset by interest income earned on investments of $83,491.

The loss for the third quarter of fiscal 2008 increased to $434,709 due primarily to an increase in stock-based compensation expense, (a non-cash item), to $312,357 for options granted to consultants, directors and investor relations consultants, as compared to a charge of $49,808 incurred for stock-based compensation expense during the second fiscal quarter.

The loss for the fourth quarter of fiscal 2008 increased to $641,924 from the loss of $434,709 incurred during the third primarily due to the write-down of the MacInnis Lake property by $484,306 during the most recent period, offset by reductions in stock-based compensation expense (a non-cash item) as well as reductions in expenditures for advertising and investor relations consultants.

The loss for the first quarter of 2009 decreased to $101,037 from the loss of $641,924 incurred during the fourth quarter of fiscal 2008 as there was no write down of mineral properties or charges for stock-based compensation incurred during the current period, as well as reduced expenditures on investor relations activities.

The loss for the second quarter of 2009 increased to $435,676 from the loss of $101,037 incurred during the first quarter of 2009.  The increase in loss was primarily due to the write off of acquisition and deferred exploration costs for the Indata project.

The loss for the third quarter of 2009 increased to $632,129 from the loss of $435,676 incurred during the second quarter of 2009.  The increase in loss was primarily due to the $503,437 write-off of acquisition and deferred exploration costs for the Nustar project, as discussed above.

Liquidity and Solvency

At September 30, 2009, the Company had working capital of $3,633,434 and cash and cash equivalents on hand of $3,675,593.  This compares to working capital of $4,344,567 at December 31 2008, inclusive of cash and cash equivalents of $4,377,361.

The decrease in cash of $135,595 during the three months ended September 30, 2009 was due to cash spent on mineral properties of $233,932, offset by cash provided by operating activities of $98,337.

As of the date of this report, MAX has approximately $3.3 Million in cash and cash equivalents, which will provide sufficient working capital to fund exploration on its properties through at least the balance of fiscal 2009 as well as its general and administrative expenses through the same period.  However, due to the current volatility in capital markets and depressed commodity prices, the management of MAX has taken steps to reduce its general and administrative costs, primarily through reductions in advertising and promotional expenses.   The resultant cost savings were evident during the first three quarters of fiscal 2009 and will continue in subsequent periods.  Management also plans to be selective in incurring exploration expenditures during the balance of fiscal 2009.

MAX has no exposure to any asset-backed commercial paper (“ABCP”) investments.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Adoption of New Accounting Standards and Accounting Pronouncements

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted CICA Section 3064 “Goodwill and Intangible Assets”, which replaced CICA Handbook sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs”, as well as EIC-27, “Revenues and Expenditures During the Pre-operating Period”, and part of Accounting Guideline 11, “Enterprises in the development stage”.  Under previous Canadian standards, a greater number of items were recognized as assets than are recognized under International Financial Reporting Standards (“IFRS”).  The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets.  The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition, and; 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the recognition criteria is eliminated.  The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets.  The portions in the new standard relating to goodwill remain unchanged.

The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at September 30, 2009.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which applies to interim and annual financial statements for periods ending on or after January 20, 2009.  The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at September 30, 2009.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general.  The adoption of this abstract had no impact on the Company’s presentation of its financial position or results of operations as at September 30, 2009.

Recent Accounting Pronouncements

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company continues to monitor and assess the impact of Canadian GAAP and IFRS.

Business Combinations – Section 1582, Consolidated Financial Statements – Section 1601 and Non-Controlling Interests – Section 1602

The CICA issued three new accounting standards in January 2009:  Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations”.  Section 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS-27, “Consolidated and Separate Financial Statements”.  The Company is in the process of evaluating the requirements of the new standards.

Risk, Uncertainties and Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit.  Other risks facing the Company include competition for mineral properties, environmental and insurance risks, fluctuations in metal prices, fluctuations in exchange rates, share price volatility and uncertainty of additional financing.

Related Party Transactions

During the three months ended September 30, 2009, the Company paid management fees of $30,000 (2008 - $30,000) to a private company controlled by Stuart Rogers, the CEO of the Company.  These transactions were measured at the exchange amount as agreed to by the related parties.

Financial Instruments

The Company’s financial instruments consist of cash, cash equivalents, receivables, accounts payable and accrued liabilities, notes payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of November 23, 2009.

Off Balance Sheet Arrangements

The Corporation has no off Balance Sheet arrangements.

Equity Securities Issued and Outstanding

The Company had 21,699,230 common shares issued and outstanding as of November 23, 2009.  In addition, there are 2,300,000 incentive stock options outstanding with exercise prices ranging between $0.17 and $0.35.  There are no share purchase warrants outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   December 2, 2009

By:      /s/ Stuart Rogers

Stuart Rogers

Director